(3) The Convertible Promissory Notes have a maturity date of the earlier of November 8, 2007 or upon the consummation by the Issuer of a merger, combination or sale of substantially all of the Issuer's assets or the purchase by a single entity or person or group of affiliated entities or persons of more than fifty (50%) percent of the Issuer's voting stock. The warrants expire five (5) years after the issue date, August 8, 2011.